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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                              AXA FINANCIAL, INC.
            (formerly known as The Equitable Companies Incorporated)
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                  29444G 10 7
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                                 (CUSIP Number)

              CHRISTIANNE BUTTE, HEAD OF CENTRAL LEGAL DEPARTMENT
                            AXA, 21 AVENUE MATIGNON
                              75008 PARIS, FRANCE
                             (011 33 1) 40 75 56 38
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                WITH A COPY TO:
                             PETER S. WILSON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000

                               NOVEMBER 27, 2000
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            (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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    This Amendment No. 9 amends and supplements the Statement on Schedule 13D
("Schedule 13D") initially filed on August 3, 1992 with the Securities and Exchange Commission (the "SEC"), as amended and restated in its entirety by Amendment No. 8 to the Schedule 13D ("Amendment No. 8") filed on October 24, 2000 with the SEC by AXA, Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, AXA Conseil Vie Assurance Mutuelle, Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, as Trustees under the Voting Trust Agreement, and Lor Finance, S.A. (collectively, the "Reporting Persons"), which Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of AXA Financial, Inc., a Delaware corporation formerly known as The Equitable Companies Incorporated (the "Company").

    Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in Amendment No. 8.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 is hereby amended and supplemented by replacing the last paragraph in its entirety with the following language:

        In connection with the Agreement and Plan of Merger dated as of October 17, 2000 (the "Merger Agreement") among AXA, AXA Merger Corp., a Delaware corporation and wholly owned subsidiary of AXA, and the Company, on November 27, 2000 AXA and AXA Merger Corp. commenced an offer to exchange (the "Exchange Offer") all publicly held shares of Common Stock for 0.295 of an American depositary share (each an "ADS") of AXA and $35.75 in cash, net to the seller, without interest thereon, per share, upon the terms and subject to the conditions of the Offer (as defined below). In accordance with the Merger Agreement, it is anticipated that shares of Common Stock not tendered and exchanged pursuant to the Exchange Offer will be converted in the subsequent Merger (as defined below) into the right to receive the same consideration that is given in the Exchange Offer, subject to any appraisal rights available under Delaware law. A copy of the Merger Agreement is filed as Exhibit 15 hereto and is incorporated herein by reference. Details as to how the Offerors intend to fund the Exchange Offer and conversion of shares of Common Stock pursuant to the subsequent Merger and to pay related fees and expenses are set forth in the Prospectus dated November 21, 2000 of AXA (the "Prospectus"), filed as Exhibit 19 hereto, and in the Commitment Letter (the "Commitment Letter") dated October 18, 2000 among AXA and Bank of America International Limited, Chase Manhattan Plc, SG Investment Banking and UBS Warburg Ltd. (collectively, the "Arrangers") and the Summary Terms and Conditions for Credit Facility (the "Summary Terms and Conditions for Credit Facility") dated October 18, 2000 among AXA and the Arrangers, filed, respectively, as Exhibits 17 and 18, hereto. Each of the Prospectus, the Commitment Letter and the Summary Terms and Conditions for Credit Facility are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

    Item 4 is hereby amended and supplemented as follows:

    (1) The fifth to last paragraph is replaced in its entirety with the following language:

        The Merger Agreement provides for the acquisition by AXA, through a two-step transaction, of the minority interest in the Company not owned by AXA and its affiliates. The Exchange Offer is being conducted on the terms and subject to the conditions set forth in the Prospectus and the Letter of Transmittal, a copy of which is filed herewith as Exhibit 20 (including the instructions thereto which form a part thereof, the "Letter of Transmittal"), which together, as amended or supplemented, constitute the "Offer". In connection with the commencement of the Exchange Offer, a registration statement on Form F-4 (SEC file no. 333-50438), of which the Prospectus forms a part (the "Form F-4"), and a Combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Combined Statement") were filed with the SEC on November 21,

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    2000. It is anticipated that the Exchange Offer will be followed by the merger of AXA Merger Corp. with and into the Company, with the Company remaining as the surviving corporation (the "Merger").

    (2) The last paragraph is replaced in its entirety with the following language:

        The Voting Trust Agreement, Standstill Agreement, Cooperation Agreement, Merger Agreement, Voting Agreement and the contents of the Form F-4 and the Combined Statement, including, without limitation, all exhibits thereto, are hereby incorporated by reference in this statement and any descriptions thereof contained in this statement are qualified in their entirety by reference to such agreements and documents.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Item 6 is hereby replaced in its entirety with the following language:

        In addition to the Voting Trust Agreement, the Standstill Agreement, the Merger Agreement and the Voting Agreement and what is disclosed in or contemplated by the Form F-4 and the Combined Statement referred to in Items 2, 3 and 4 hereof (which agreements and documents contain provisions which, among others, affect the transfer or voting of the shares of Common Stock and create preemptive rights and registration rights), AXA entered into (i) a Letter Agreement dated May 12, 1992, with Equitable and the Company (the "Letter Agreement with Equitable and the Company"), filed as Exhibit 13 hereto, which contains provisions relating to the establishment of the Voting Trust by AXA and certain other related matters, and (ii) a Letter Agreement dated May 12, 1992 with the Superintendent of Insurance of the State of New York Insurance Department (the "Letter Agreement with the Superintendent"), filed as Exhibit 14 hereto, which contains provisions relating to the renewal of the Voting Trust upon its termination under certain circumstances. Each of the above referenced agreements and documents are hereby incorporated by reference in this statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

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  Item 7 is hereby amended and supplemented to add the following exhibits:

  Exhibit 17     Commitment Letter (incorporated by reference to Exhibit
                 99.12 to the Form F-4)

  Exhibit 18     Summary Terms and Conditions for Credit Facility
                 (incorporated by reference to Exhibit 99.13 to the Form F-4)

  Exhibit 19 Prospectus (incorporated by reference to the Form F-4 of which the Prospectus forms a part)

  Exhibit 20     Form of Letter of Transmittal (incorporated by reference to
                 Exhibit 99.2 to the Form F-4)
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2000

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                                                       AXA*

                                                       By:         /s/ GERARD DE LA MARTINIERE
                                                            -----------------------------------------
                                                                  Name: Gerard de La Martiniere
                                                                  Title: Chief Financial Officer
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*       Pursuant to the Filing Agreements with respect to the
        Schedule 13D among the Reporting Persons, filed as Exhibit 8 to the Schedule 13D, this statement on Schedule 13D is being filed by AXA on behalf of each of AXA, Finaxa, AXA
        Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle,
        AXA Courtage Assurance Mutuelle (formerly known as Uni
        Europe Assurance Mutuelle) and AXA Conseil Vie Assurance
        Mutuelle (formerly known as Alpha Assurances Vie Mutuelle
        and into which Alpha Assurances I.A.R.D. Mutuelle was
        merged), Claude Bebear, Patrice Garnier and Henri de
        Clermont-Tonnerre, as Trustees under the Voting Trust
        Agreement, and Lor Finance, S.A.
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                                 EXHIBIT INDEX

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EXHIBIT NO.                           DESCRIPTION
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Exhibit 17    Commitment Letter (incorporated by reference to
              Exhibit 99.12 to the Form F-4)

Exhibit 18    Summary Terms and Conditions for Credit Facility
              (incorporated by reference to Exhibit 99.13 to the Form F-4)

Exhibit 19 Prospectus (incorporated by reference to the Form F-4 of which the Prospectus forms a part)

Exhibit 20    Form of Letter of Transmittal (incorporated by reference to
              Exhibit 99.2 to the Form F-4)
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